PROGRAMMER'S PARADISE®



2001 annual report
www.programmersparadise.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to _____________

Commission file number: 33-92810

PROGRAMMER'S PARADISE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	13-3136104 (IRS Employer Identification Number)
1157 Shrewsbury Avenue, Shrewsbury, New Jersey (Address of principal executive offices)	07702 (Zip Code)

Registrant's telephone number, including area code: (732) 389-8950

Securities registered pursuant to section 12(b) of the Act: NONE
Securities registered pursuant to section 12(g) of the Act: Common Stock, par value $0.01 per share
(Title Of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or other information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the common stock held by non-affiliates of the Registrant computed by reference to the closing sale price for the Registrant's Common Stock on March 12, 2002, as reported on the NASDAQ National Market, was approximately $10,150,000.

The number of shares outstanding of the Registrant's Common Stock as of March 12, 2002 was 4,915,672 shares.

PART I

Item 1 Business

General

Programmer's Paradise, Inc. (the "Company") is a recognized marketer of software in the United States and Canada targeting software development and information technology professionals within enterprise organizations.

Programmer's Paradise, Inc. was incorporated in Delaware in 1982. Our common stock is listed on the NASDAQ National Market under the symbol "PROG". Our Web site addresses are www.programmersparadise.com and www.programmersparadise.ca. Information on our Web sites should not be considered filed with the Securities and Exchange Commission. Information contained on our Web sites is not, and should not be deemed to be, a part of this report.

The Company operates in one primary business segment: the marketing of technical software and hardware for microcomputers, servers and networks in the United States and Canada. We offer a wide variety of technical and general business application software, PC hardware and components from a broad range of publishers and manufacturers. We market our products through our well-known catalogs, direct mail programs, advertisements in trade magazines, as well as through Internet and e-mail promotions. Through our wholly owned subsidiary, Lifeboat Distribution Inc., we distribute products to dealers and resellers in the United States and Canada.

The Company's catalogs are full color "magalogs" and offer some of the most complete collections of microcomputer technical software, including programming languages, tools, utilities, libraries, development systems, interfaces and communication products. The Company has created a niche for hard-to-source technical software programs.

Pursuant to an Agreement, dated December 1, 2000, the Company sold all of the shares of its European subsidiaries to PC-Ware Information Technologies AG, a German corporation ("PC-Ware"), on January 9, 2001. For more information regarding this sale, reference is made to Management Discussion and Analysis of Financial Condition and Results of Operations, Part I, Item 7, and to Note Twelve to the Consolidated Financial Statements, Part II, Item 8.

As of October 1, 2001, the Company no longer negotiates Microsoft Select and Enterprise volume licensing agreements for new customers. We believe that these activities required significant dedication of sales and support resources with limited return on the investment. There were no other changes in the reseller agreement with Microsoft, and the Company is authorized to market and sell all other Microsoft software.

As a result of our shift in focus, we announced in December 2001 that we had made significant reductions in our support staff. For more information regarding this restructuring, reference is made to Management Discussion and Analysis of Financial Condition and Results of Operations, Part I, Item 7, and to Note Eleven to the Consolidated Financial Statements, Part II, Item 8.

Products

The Company offers a wide variety of products from a broad range of publishers and manufacturers, including Microsoft, Computer Associates, WebGain, Borland, Compuware, eHelp, Infragistics, ComponentOne, Installshield, Adobe and IBM. On a continuous basis, new products are screened for inclusion in our catalogs and Web sites based on their features, quality, price, margins and warranties, as well as on current sales trends. In 2001, Hardware and Peripherals as a percentage of sales were less than 5%.

Marketing and Distribution

We extend our brand and market our products through creative marketing communications, our catalogs, our Web site, industry magazines, and national trade shows. We also use direct mail, both e-mail and print, to introduce new products and upgrades, to cross-sell products to current customers, and to educate and inform.

We believe that our catalogs are important marketing vehicles for software publishers and manufacturers. These catalogs provide a cost-effective and service-oriented means to market, sell and fulfill software products.

The Company has two primary established catalogs: Programmer's Paradise, targeting software developers; and Corporate Developer's Paradise, targeting information technology professionals working in large corporations. The Corporate Developer's Paradise catalog is the result of our decision to rename our "Programmer's SuperShop" catalog. These catalogs are full color "magalogs" that combine traditional catalog sales offerings with detailed product descriptions and announcements, and which contain cooperative advertising.

In addition to its two flagship catalogs, the Company offers additional catalogs aimed at specific audiences. Significant increases in postal or shipping rates and in paper costs could have a material adverse effect on the Company. We continually attract new customers through advertisements in trade magazines, as well as through selectively mailing catalogs and other direct mail material. Prospect names are also provided to us by publishers whose products we market. In 2001, the Company's cooperative and fee-based advertising reimbursements as a percentage of sales decreased to 5% from 6.5% in 2000.

No customer accounted for more than 10% of consolidated net sales in 1999, 2000, or 2001. No material part of the business is dependent upon a single customer or a few customers. The Company generally ships product within 48 hours of confirming a customer's order. This allows for minimum backlog in the business.

Canadian sales accounted for 9% of consolidated revenues in 2001 (for geographic financial information, please refer to Note Nine to our Notes to Consolidated Financial Statements).

Customer Support

We believe that providing a high level of customer service is necessary to compete effectively and is essential to continued sales and revenue growth. Our account representatives assist our customers with all aspects of purchasing decisions, process products ordered and respond to customer inquiries on order status, product pricing and availability. The account representatives are trained to answer all basic questions about the features and functionality of products. On technical issues, there is an in-house technical support staff.

The management information systems allow the Company to monitor sales trends, provide product availability and order status information, track direct marketing campaign performance and to make marketing event driven purchasing decisions. In addition to the main system, the Company has systems of networked personal computers, as well as microcomputer-based desktop publishing systems, which facilitate data sharing and provide an automated office environment.

The Company recognizes the need to continually upgrade its management information systems to most effectively manage its operations and customer database. In that regard, the Company anticipates that it will, from time to time, require software and hardware upgrades for its present management information systems.

Trademarks

The Company conducts its business under the various trademarks and service marks of Programmer's Paradise, the "Island Man" cartoon character logo, and Lifeboat. The Company registered and protects these trademarks and service marks and believes that they have significant value and are important factors in its marketing programs. The Company intends to use and protect these and related marks, as necessary.

Employees

As of December 31, 2001, Programmer's Paradise, Inc. and its subsidiaries had 77 full-time and 3 part-time employees. The Company is not a party to any collective bargaining agreements with its employees, has experienced no work stoppages and considers its relationships with its employees to be satisfactory.

Executive Officers of the Company

The executive officers of the Company are as follows:

Name	Age	Position
William H. Willett	65	President, Chief Executive Officer and Chairman of the Board
Simon F. Nynens	30	Chief Financial Officer and Vice President
Marc J. Lieberman	45	Vice President - Sales
Jeffrey C. Largiader	45	Vice President - Marketing
John J. LoRe	55	Vice President - Information Technology and Chief Information Officer

William H. Willett has served as a director of the Company since 1996. In July 1998, Mr. Willett was appointed to the position of Chairman, President and Chief Executive Officer. Prior to joining the Company and since 1994, Mr. Willett was the President and Chief Operating Officer of Colorado Prime Foods located in New York.

PART II

Item 5 Market for Registrant's Common Equity and Related Stockholder Matters

Programmer's Paradise, Inc. Common Stock, par value $0.01, is traded on the NASDAQ National Market System under the symbol "PROG". Following is the range of low and high closing prices for our stock as reported on the NASDAQ for the quarters indicated.

	High	Low
2000		
First Quarter	7.125	5.500
Second Quarter	5.625	3.063
Third Quarter	3.938	3.125
Fourth Quarter	3.563	2.438
2001		
First Quarter	4.094	2.656
Second Quarter	4.250	3.300
Third Quarter	4.480	3.660
Fourth Quarter	4.150	2.500

We have never paid cash dividends on our capital stock, and we do not anticipate doing so in the foreseeable future. The closing sale price of our stock on the NASDAQ on March 12, 2001, was $2.57. On March 12, 2002, 5,230,250 shares of the Company's Common Stock were outstanding. On such date, there were approximately 63 holders of record.

During 2001, 20,125 shares of the Common Stock were issued to employees and former employees, pursuant to the exercise of incentive stock options granted to them prior to such year under the Company's stock option plans. Such shares were issued pursuant to Rule 701 promulgated under the Securities Act of 1933, at a weighted average exercise price of $0.32.

Item 7 Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

Overview

We reported a net loss of $4.5 million for the year 2001, a 74% or $13 million decrease compared to our reported net loss in 2000 of $17.5 million. Our reported Pro Forma loss in 2000 amounted to $12.4 million. The difference between the reported net loss of $17.5 million and the Pro Forma reported net loss of $12.4 million primarily relates to the sale of our European Operations. Pursuant to an Agreement, dated December 1, 2000, we sold our European subsidiaries to PC-Ware Information Technologies AG, a German corporation ("PC-Ware"), on January 9, 2001 for 14.5 million Euros, subject to post-closing adjustments, including finalization of the closing balance sheet, in accordance with the Stock Purchase Agreement between PPI and PC Ware, which remains to be resolved between the parties.

In order to reflect and compare the results from continuing operations, the following information is based on the Pro Forma Statements of Operations for the Years ended December 31, 2001, 2000 and 1999. The following Pro Forma data is provided for the Company's continuing operations:

	Year Ended December 31, (In thousands, except per share data)		
	1999	2000	2001
Consolidated Statement of Operations Data:			
Net sales	$83,047	$88,625	$89,536
Cost of sales	71,760	77,576	80,656
Gross profit	11,288	11,049	8.880
Selling, general and administrative expenses	10,357	12,101	13,020
Amortization of goodwill	1,215	1,302	25
Impairment of goodwill	600	7,000	230
Cost of restructuring			362
Impairment of investment		590	
Income (loss) from operations	(884)	(9,944)	(4,757)
Other income, net	547	359	318
Loss before income taxes	(337)	(9,585)	(4,439)
Income tax provision (benefit)	(308)	2,834	83
Net loss	$(29)	$(12,419)	$(4,522)
Net loss per share Basic and Diluted	$(0.00)	$(2.50)	$(0.91)
Weighted average common Shares outstanding Basic and diluted	5,100	4,983	4,987

Year ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales

Net sales in 2001 slightly increased 1% or $0.9 million to $89.5 million compared to $88.6 million in 2000. The overall increase in revenues in 2001 is primarily attributable to increased licensing revenue for certain vendors, including Microsoft. In the first 9 months of 2001, our revenue increased by $5.6 million or 8% over the nine months ended September 30, 2000. Primarily due to a weak demand from our customer base and the negative impact of the change in the reseller agreement with Microsoft, as discussed in Part 1, Item 1 of this report, sales in the fourth quarter of 2001 decreased $4.7 million or 21% compared to the same period in 2000.

Our business plan contemplates that sales for 2002 will be lower than in recent years, primarily due to the impact of the change in the reseller agreement with Microsoft, as discussed in Part 1, Item 1 of this Report.

Gross Profit Margin

Gross profit as a percentage of net sales decreased to 9.9% in 2001, compared to 12.5% in 2000. Gross profit in absolute dollars for the year ended December 31, 2001 was $8.9 million as compared to $11.0 million in 2000. The decrease in Gross Profit Margin reflects a shift in the mix of sales as a result of the substantial increase in lower margin direct sales and Microsoft Select licensing sales as well as continued pricing pressures.

Our business plan contemplates that our Gross Profit Margin will increase as compared to recent years, primarily due to the impact of the change in the reseller agreement with Microsoft, as discussed in Part 1, Item 1 of this Report.

Restructuring Cost

In December 2001, we announced and implemented a restructuring plan aimed at improving productivity per employee, including reductions in marketing, Internet Development and e-Commerce teams, warehouse and support staff. Our goal is to significantly reduce annual operating expenses by realigning resources around our core sales and marketing initiatives. This plan includes a restructuring charge of approximately $0.4 million incurred in 2001. As a result of this restructuring, we terminated approximately 30 employees, resulting in severance payments and termination benefits of approximately $0.3 Million in December 2001. Remaining costs of approximately $0.1 million related to abandoned equipment and leasehold improvements. All costs are incurred and charged to the appropriate accounts in December 2001. At December 31, 2001 the Company had a remaining accrual of $0.2 million related to severance payments that will be paid in 2002.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2001 were $13.0 million as compared to $12.1 million for the same period in 2000, an increase of $0.9 million or 7%. This increase was primarily due to increased legal fees related to the sale of our European Operations as well as costs related to closing our credit facility with Hudson United in December 2001.

Each year SG&A has increased in absolute dollars. As a result of the restructuring plan described above, we anticipate that SG&A in absolute dollars will decline in 2002, however there can be no assurance that this will actually occur.

Year ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales

Net sales in 2000 increased 6.7% or $5.6 million to $88.6 million compared to $83.0 million in 1999. The overall increase in revenues in 2000 is primarily attributable to improved account management and increased licensing revenue.

Gross Profit

Gross profit as a percentage of net sales decreased to 12.5% in 2000, compared to 13.6% in 1999. Gross profit in absolute dollars for the year ended December 31, 2000 was $11.0 million as compared to $11.3 million in 1999. The decline in gross profit is primarily the result of a shift in the mix of sales as a result of the substantial increase in lower margin direct sales and Microsoft Select licensing sales as well as the increased competitive environment.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2000 were $12.1 million as compared to $10.4 million for the same period in 1999, an increase of $1.7 million or 16%. This increase was primarily the result from an increase in staff within the Internet Development and e-Commerce teams and an increase in the allowance for doubtful accounts.

Income Taxes

For the year ended December 31, 2000, the Company recorded a provision for income taxes of $2.8 million that consisted of a benefit of $4.3 million for foreign and federal and state taxes respectively, offset by a deferred tax valuation allowance of $7.1 million. For the year ended December 31, 1999, the Company recorded a benefit for federal and state taxes of $0.3 million.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company expects the adoption of FAS No. 142 to have no impact on the Company's operating results and financial position.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supercedes SFAS No. 121, removes goodwill from its scope and identifies the methods to be used in determining fair value. The Company expects the adoption of SFAS No. 144 to have no impact on the Company's operating results and financial position.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company recognizes revenue from the sale of software and hardware for microcomputers, servers and networks upon shipment or upon electronic delivery of the product. The Company capitalizes the advertising costs associated with producing its catalogs. The costs of these catalogs are amortized over the estimated shelf life of the catalogs, generally 3-5 months. On an on-going basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, investments, intangible assets, income taxes, restructuring and contingencies and litigation.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies used in the preparation of its consolidated financial statements affect its more significant judgments and estimates. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-offs may be required. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Contractual Obligations
(Dollars in thousands)

		Payment due by Period			
	Total	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long-term debt					
Capital Lease Obligations					
Operating Leases	2,648	458	891	866	433
Unconditional Purchase Obligations					
Other Long term Obligations					
Total Contractual Obligations	**2,648**	**458**	**891**	**866**	**433**

Item 7A Quantitative and Qualitative Disclosures about Market Risk

In addition to its activities in the United States, 9% of the Company's 2001 sales were generated in Canada. We are subject to general risks attendant to the conduct of business in Canada, including economic uncertainties and foreign government regulations. In addition, the Company's Canadian business is subject to changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors.

In 2001, the Company did not invest in marketable securities. Cash is invested in short-term savings accounts with our primary bank, The Bank of New York. As such, the risk of significant changes in the value of our cash invested is minimal.

Information regarding quantitative and qualitative market risks related to Euro 2.5 million that is being held in escrow is set forth in Part I, Item 7 of Report under the heading "*Foreign Exchange.*"

Item 8 Financial Statements and Supplementary Data

See Index to Consolidated Financial Statements at Item 14(a).

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements with accountants on accounting and financial disclosure matters during the periods reported herein.

PART III

Item 10 Directors and Executive Officers of the Registrant

This information required hereunder is incorporated be reference herein from our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held June 11, 2002, to be filed pursuant to Regulation 14A not later than April 30, 2002 (the "Definitive Proxy Statement").

Item 11 Executive Compensation

The information required hereunder is incorporated by reference herein from the Definitive Proxy Statement.

Item 12 Security Ownership of Certain Beneficial Owners and Management

The information required hereunder is incorporated by reference herein from the Definitive Proxy Statement.

Item 13 Certain Relationships and Related Transactions

The information required hereunder is incorporated by reference herein from the Definitive Proxy Statement.

10.42	Lease dated as of May 14, 1997 between Robert C. Baker, et al as Landlord and the Company **
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP

* Incorporated by reference to exhibits of the same number filed with the Registrant's Registration Statement on Form S-1 or amendments thereto (File No. 33-92810).

** Incorporated by reference to Exhibit 10.42 pf the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 31, 1999.

\+ Incorporated by reference to Annex I to the Registrant's Definitive Special Meeting Proxy Statement filed on December 1, 2001.

(b) The Company did not file any reports on Form 8-K during the last quarter of the year ended December 31,2001.

(c) The exhibits required by Item 601 of Regulation S-K are reflected above in section (a) 3. of this Item.

(d) The financial statement schedule is included as reflected in Section (a) 2. of this Item.

Programmer's Paradise, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31 2000	December 31 2001
Assets		
Current assets:		
Cash and cash equivalents	$2,091	$11,425
Cash held in escrow		2,335
Accounts receivable, net of allowances of $530 and $791 in 2000 and 2001, respectively	13,048	8,449
Inventory, net of allowances of $441 and $210 in 2000 and 2001, respectively	2,631	686
Prepaid expenses and other current assets	2,342	471
Net assets of European subsidiaries held for sale	12,163	
Total current assets	32,275	23,366
Equipment and leasehold improvements, net	934	634
Goodwill, net of accumulated amortization of $18,669 in 2000.	255	
Other assets	391	57
	$33,855	$24,057
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$14,939	$9,649
Other current liabilities	10	350
Total current liabilities	14,949	9,999
Stockholders' equity:		
Common Stock $.01 par value: Authorized, 10,000,000 shares, issued 5,287,813 and 5,307,938 in 2000 and 2001, respectively	53	53
Additional paid-in capital	35,476	35,483
Treasury stock, at cost, 224,800 and 263,407 shares in 2000 and 2001, respectively	(1,325)	(1,473)
Retained earnings/(deficit)	(15,017)	(19,539)
Accumulated other comprehensive loss	(281)	(466)
Total stockholders' equity	18,906	14,058
	$33,855	$24,057

See accompanying notes.

Programmer's Paradise, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

	Common Stock		Additional Paid-In	Treasury	Retained Earnings /	Accumulated other comprehensive	
	Shares	Amount	Capital	Stock	(Deficit)	Income (loss)	Total
Balance at January 1, 1999	4,951,070	$50	$33,952	$(219)	$3,186	$(728)	$36,241
Net loss					(729)		(729)
Other comprehensive loss:							
Translation adjustment						(1,449)	(1,449)
Comprehensive loss							(2,178)
Exercise of stock options, including $1,054 in income tax benefits	284,568	3	1,676	223			1,902
Issuance of common stock for severance and bonus	44,800		244				244
Purchase of 231,500 treasury stock shares				(1,360)			(1,360)
Balance at December 31, 1999	5,280,438	53	35,872	(1,356)	2,457	(2,177)	34,849
Net loss					(17,474)		(17,474)
Other comprehensive loss:							
Translation adjustment						(1,164)	(1,164)
Comprehensive loss							(18,638)
Translation balance included in net assets held for sale						3,060	3,060
Tax benefit from stock options			(365)				(365)
Repayment of proceeds from stock option exercise			(35)				(35)
Exercise of stock options	7,375		4	31			35
Balance at December 31, 2000	5,287,813	53	35,476	(1,325)	(15,017)	(281)	18,906
Net loss					(4,522)		(4,522)
Other comprehensive loss:							
Translation adjustment						(185)	(185)
Comprehensive loss							(4,707)
Purchase of 38,607 treasury stock shares				(148)			(148)
Exercise of stock options	20,125		7				7
Balance at December 31, 2001	5,307,938	$53	$35,483	$(1,473)	$(19,539)	$(466)	$14,058

See accompanying notes

Note 1. Description of Business

Programmer's Paradise, Inc. operates in one primary business segment: the marketing of technical software and hardware for microcomputers, servers and networks in the United States and Canada. We offer a wide variety of technical and general business application software and PC hardware and components from a broad range of publishers and manufacturers. We market our products through our well-known catalogs, direct mail programs, advertisements in trade magazines as well as through Internet and e-mail promotions. Through our wholly owned subsidiary, Lifeboat Distribution Inc., we distribute marketed products to dealers and resellers in the United States and Canada.

Prior to January 2001, the Company also had operations in Europe. Pursuant to an Agreement, dated December 1, 2000, the Company sold all of the shares of its European subsidiaries to PC-Ware Information Technologies AG, a German corporation ("PC-Ware"), on January 9, 2001.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation and Operations

The consolidated financial statements include the accounts of Programmer's Paradise, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, investments, intangible assets, income taxes, restructuring and contingencies and litigation.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Net Loss Per Common Share

Basic loss per share is computed using average shares outstanding during the period. Diluted loss per share is equal to basic loss per share as we had generated net losses for the years ended December 31, 2001, 2000 and 1999, thereby making the potential effects of dilutive securities anti-dilutive. Securities that could potentially dilute basic earnings per share in the future include employee stock options (Note six).

In 2000, the catalog production and distribution processes were evaluated and it was determined that the value previously recognized was impaired. The customers buying patterns were beginning to change based upon increased competition from other direct market resellers and the accessibility to procure software products through competing websites.

The impairment of goodwill was determined by analyzing the historical trends and future undiscounted net cash flow projections of the Programmer's SuperShop Catalog. The number of customers mailed were reviewed and based upon the data it was evident the amount of catalogs mailed were declining. Additionally, the volume of catalog sales was analyzed and the sales amounts were decreasing. Gross profit dollars during the period was experiencing pricing pressures from competitors and increased distributors and websites to procure software products. This is leading to decreasing gross profit dollars and increased catalog and production costs. Finally, the buying patterns of customers was analyzed and determined that repeat buying was not increasing, and the number of one-time buyer's greater than 36 months making a second purchase were not materializing. Projections of sales, gross profit and undiscounted net cash flows were prepared using catalog mailing plans and historical data. Based upon these valuations, goodwill was determined to be impaired in the amount of $7.0 million and the remaining goodwill related to SDC as of December 31, 2000 is $255,000. The impairment of SDC goodwill is included in loss from operations amount within the Statement of Operations.

During the Fourth Quarter of 2001 the remaining goodwill in the amount of $230,000 was evaluated and, due to a decline in sales, determined to be impaired and was adjusted accordingly, as a result of the Company's ongoing evaluation of the realization of such goodwill.

Investment in Healy Hudson

In 2000, the Company acquired an interest in Healy Hudson GmbH ("Healy Hudson"), a privately held Internet e-Commerce software company. This investment was accounted for under the cost method. During the fourth quarter of 2000, the Company evaluated the carrying value of Healy Hudson. Based upon the financial market conditions, which make it difficult to raise additional capital and financial performance including continuing losses, significant cash burn rate and declining cash balances, the Company determined a valuation allowance of $590,000 is necessary.

Treasury Shares

The Company intends to hold the shares in treasury for general corporate purposes, including issuances under various employee stock option plans. The Company accounts for the treasury shares using the cost method.

Stock-Based Compensation

As permitted by FASB Statement No. 123 "Accounting for Stock-Based Compensation" (FASB 123), the Company has elected to follow Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock option plans.

3. Notes Payable to Banks

On February 9, 2001, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with Hudson United Bank ("Hudson"). In December 2001 the Company determined that there was no need for any additional lines of credit and as a result, the Company has terminated its revolving credit facility of up to $5 million with Hudson United Bank as per December 31, 2001. As of December 31, 2001, there were no borrowings against this credit facility. In connection with this termination, as of December 31, 2001 the Company expensed all capitalized fees incurred to acquire the facility and accrued closing costs. The total amount expensed for these charges, included in Selling, General and administrative expenses, was $0.2 million.

Interest paid was approximately $316, $298 and $71 for the years ended December 31, 1999, 2000 and 2001, respectively.

4. Balance Sheet Detail

Equipment and leasehold improvements consists of the following as of December 31:

	2000	2001
Equipment	$ 2,594	$ 1,717
Leasehold improvements	294	298
	2,888	2,015
Less accumulated depreciation and amortization	(1,954)	(1,381)
	$ 934	$ 634

Accounts payable and accrued expenses consists of the following as of December 31:

	2000	2001
Trade accounts payable	$ 6,497	$ 3,600
Accrued inventory	6,649	5,114
Other accrued expenses	1,793	935
	$ 14,939	$ 9,649

As of December 31, 2001, the Company had approximately $8,885 in federal net operating loss carryovers, which expire in varying amounts between 2002 and 2021 ($862 in 2002, $1,576 in 2003 and $6,447 in 2004 and beyond). As a result of the current uncertainty of realizing the benefits of the tax loss carry forward, valuation allowances equal to the tax benefits for the U.S. deferred taxes have been established. The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company's ability to generate taxable income during the carry forward period. The valuation allowance will be evaluated at the end of each reporting period, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required. The Company's ability to utilize certain net operating loss carry forwards is restricted to approximately $1.5 million per year cumulatively, as a result of an ownership change pursuant to Section 382 of the Internal Revenue Code.

For financial reporting purposes, income (loss) before income taxes includes the following components:

	Year ended December 31		
	1999	**2000**	**2001**
United States	$(721)	$(12,574)	$(4,311)
Foreign	1,294	(2,417)	(128)
	$573	$(14,991)	$(4,439)

During the years ended December 31, 1999, 2000 and 2001, the Company paid approximately $1,471, $783 and $125, respectively, in income taxes.

6. Stockholder's Equity and Stock Option Plans

The Company's 1986 Employee Stock Option Plan, as amended on June 15, 1994, provides for the grant of options to purchase up to 698,133 shares of the Company's common stock to employees, officers and directors of the Company. The terms of the options are for a maximum of ten years from date of grant and generally are exercisable at an exercise price equal to but not less than the fair market value of the common stock on the date that the option is granted. The options generally vest in equal annual installments over five years. There are no additional options available for grant under the Company's 1986 Employee Stock Option Plan.

Changes during 1999, 2000 and 2001 in options outstanding for the combined plans were as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 1999	1,156,879	$5.25
Granted in 1999	55,000	6.23
Canceled in 1999	(99,222)	6.33
Exercised in 1999	(326,418)	2.57
Outstanding at December 31, 1999	786,239	6.28
Granted in 2000	162,000	5.45
Canceled in 2000	(181,663)	5.53
Exercised in 2000	(14,475)	2.10
Outstanding at December 31, 2000	752,101	6.30
Granted in 2001	18,750	3.85
Canceled in 2001	(168,350)	8.34
Exercised in 2001	(20,125)	0.32
Outstanding at December 31, 2001	582,376	5.84
Exercisable at December 31, 2001	457,741	5.97

The options exercisable at December 31, 2000 and 1999 were 564,635 and 543,472 respectively.

Stock options outstanding at December 31, 2001 are summarized as follows:

Range of Exercise Prices	Outstanding Options as of December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable as of December 31, 2001	Weighted Average Exercise Price
$0.00 - 2.58	13,125	1.7	$0.67	13,125	$0.67
2.59 - 3.88	43,750	9.0	3.65	5,000	3.50
3.89 - 5.18	46,500	3.3	4.00	46,500	4.00
5.19 - 6.47	424,201	6.4	6.19	348,326	6.26
6.48 - 7.76	38,800	5.1	7.18	34,790	7.21
7.77 - 9.06	10,000	6.4	8.50	7,000	8.48
9.07 - 10.35	5,000	8.1	9.75	2,000	9.75
10.36 - 11.64	1,000	3.0	10.50	1,000	10.50
	582,376			457,741	

Under the various plans, options that are cancelled can be reissued. At December 31, 2001 703,466 shares were reserved for future issuance.

9. Industry segment and Geographic information

Programmer's Paradise, Inc. operates in one primary business segment: the marketing of technical software and hardware for microcomputers, servers and networks in the United States and Canada. Prior to January 2001, the Company also operated in Europe.

Geographic revenue and identifiable assets related to operations as of and for the years ended December 31 were as follows

	1999	2000	2001
Net sales to Unaffiliated Customers:			
United States	$ 75,298	$ 81,700	$ 81,339
Canada	5,432	6,925	8,197
Europe	163,409	127,918	-
Total	$244,139	$216,543	$89,536
Identifiable Assets by Geographic Areas:			
United States	$ 27,372	$ 19,918	$ 20,938
Canada	1,503	1,774	3,119
Europe	66,882	12,163	-
Total	$95,757	$33,855	$24,057

"Europe" is comprised of Austria, France, Germany, Italy, the Netherlands and the United Kingdom.

10. Quarterly Results of Operations (Unaudited)

The following table presents summarized quarterly results for 2001:

	First	Second	Third	Fourth
Revenues	$24,164	$24,127	$24,177	$17,068
Gross profit	2,537	2,452	2,318	1,573
Net loss	(156)	(562)	(428)	(3,376)
Basic and dilutive net loss per share	$(0.03)	$(0.11)	$(0.09)	$(0.68)

The net loss for the fourth quarter of 2001 was primarily the result of the lower sales volume, which was primarily due to the changes in the reseller agreement with Microsoft, restructuring costs ($362), impairment of goodwill from the Software Developers Corporation acquisition from June 1996 ($230), costs related to the cancellation of the credit facility with Hudson United ($170), legal fees incurred due to the sale of our European operations ($250) and an increase in the allowance for doubtful accounts ($346).

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-72249) pertaining to the Programmer's Paradise, Inc. 1986 Stock Option Plan, the Programmer's Paradise, Inc. 1995 Stock Plan and the Programmer's Paradise, Inc. 1995 Non-Employee Director Plan of our report dated March 01, 2002, with respect to the consolidated financial statements and schedule of Programmer's Paradise, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2001.

/s/ Ernst & Young LLP

MetroPark, New Jersey
March 20, 2002

corporate information

EXECUTIVE OFFICERS

William H. Willett
Chairman of the Board, President
and Chief Executive Officer

Simon F. Nynens
Chief Financial Officer
Vice President–Finance,
Secretary and Treasurer

Marc J. Lieberman
Vice President–Sales

Jeffrey C. Largiàder
Vice President–Marketing

John J. LoRe
Vice President–Information Technology
and Chief Information Officer

Steve R. McNamara
Vice President & General
Manager–Canadian Operations

DIRECTORS

Allan Weingarten(1)(2)

F. Duffield Meyercord(1)(2)

Edwin Morgens(1)(2)

James Sight

Mark T. Boyer

(1) Member of Audit Committee
(2) Member of Compensation Committee

SHAREHOLDER INFORMATION AND FORM 10-K

Programmer's Paradise, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 as filed with the Securities and Exchange Commission is available to shareholders and interested parties upon written request to:

Simon F. Nynens
Chief Financial Officer
Programmer's Paradise, Inc.
1157 Shrewsbury Avenue
Shrewsbury, NJ 07702

GENERAL COUNSEL

Fredric J. Klink
Dechert
30 Rockefeller Plaza
New York, NY 10112

INDEPENDENT AUDITORS

Ernst & Young
99 Wood Avenue
Iselin, NJ 08830

REGISTRAR AND TRANSFER AGENT

American Stock Transfer &
Trust Company
40 Wall Street
New York, NY 10005

COMMON STOCK

Nasdaq National Market
Symbol: PROG

SHAREHOLDERS' MEETING

June 11, 2002–10:00AM
Dechert
30 Rockefeller Plaza
New York, NY 10112

CORPORATE OFFICES

Programmer's Paradise, Inc.
1157 Shrewsbury Avenue
Shrewsbury, NJ 07702
Telephone: 732-389-8950

Programmer's Paradise (Canada), Inc.
4055 Sladeview Crescent
Mississauga, ON L5L 5Y1
Canada
Telephone: 905-828-4800